FORM 4 ☒ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	The Allstate Corporation				Factory Card & Party Outlet Corp. (FCPO)					Director		10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year			Officer (give title below)	X	Other (specify below)
	2775 Sanders Road					2/15/03			No longer 10% Owner

(Street)						5.	If Amendment,	7.	Individual or Joint/Group Filing
							Date of Original		(Check Applicable Line)
							(Month/Day/Year)		X	Form filed by One Reporting Person
										Form filed by More than One Reporting Person
	Northbrook	IL	60062

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)									(Instr. 3 and 4)
							Code	V		Amount	(A) or (D)	Price

	Common Stock		4/9/02				J							(1)		I		(1)

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Explanation of Responses:

(1)
Following Issuer's bankruptcy filing and pursuant to the Amended Joint Plan of Reorganization of Factory Card & Party Outlet Corp. dated February 5, 2002 and modified on March 20, 2002, all of the Issuer's existing shares of common stock, including all of the shares held directly or indirectly by the Reporting Person, were cancelled. New shares of common stock and warrants have been issued to former creditors and equity holders. The total percentage of the new shares of common stock and warrants currently held by the Reporting Person is 1.74% and is broken down as follows: New shares of common stock: Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation: 5,596; Allstate Life Insurance Company, ("ALIC"), a wholly owned subsidiary of AIC: 2,251 shares; Agents Pension Plan ("APP'): 374 shares; and Allstate Retirement Plan ("ARP"): 498 shares. Warrants: 1) Series A Warrants: AIC: 2,870; ALIC: 1,154; APP: 192; and ARP: 255; 2) Series B Warrants: AIC: 3,461; ALIC: 1,392; APP: 231; and ARP: 308; 3) Series C Warrants: AIC: 2,870; ALIC: 1,154; APP: 192; and ARP: 255; 4) Series D Warrants: AIC: 2,284; ALIC: 919; APP: 152; and ARP: 203. APP and ARP are Employer Sponsored retirement plans. The Reporting Person disclaims beneficial ownership with respect to shares held by ARP and APP.
THE ALLSTATE CORPORATION
By: ALLSTATE INSURANCE COMPANY
/s/ Mary J. McGinn **Signature of Reporting Person Mary J. McGinn, Vice President	2/11/03 Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.